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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
Washington, DC

SEC FILE NUMBER
8-52565

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McLean Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8260 Greensboro Drive, Suite 350
(No. and Street)

McLean	Va	22102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mitch Martin	703-827-0200	mmartin@mcleanllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CST Group
(Name – if individual, state last, first, and middle name)

10740 Parkridge Blvd, 5th Floor	Reston	VA	20194
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Martin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McLean Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLEE MARIE FRANCIS NOTARY PUBLIC REG. #8042974 MY COMMISSION EXPIRES 04-30-2027 COMMONWEALTH OF VIRGINIA

Signature: ______________________

Title: Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ■ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ■ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ■ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplementary Information

MCLEAN SECURITIES, LLC

December 31, 2023

CSTGROUP

CPAs AND BUSINESS ADVISORS

MCLEAN SECURITIES, LLC

Financial Statements and Supplementary Information

As of and for the year ended December 31, 2023, and report of Independent Registered Public Accounting Firm

Public in Accordance with Rule 17A-(5)(d) Under the Securities Exchange Act of 1934

MCLEAN SECURITIES, LLC

Audited Financial Statements and Supplemental Information

Contents

CSTGROUP

CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
McLean Securities, LLC
McLean, Virginia

Opinion on the Financial Statement
We have audited the accompanying balance sheets of McLean Securities, LLC as of December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of McLean Securities, LLC's management. Our responsibility is to express an opinion on McLean Securities, LLC's financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McLean Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CST Group, CPAs, PC

We have served as McLean Securities, LLC's auditor since 2001.

Reston, Virginia
February 21, 2024

MCLEAN SECURITIES, LLC

Balance Sheets

As of December 31, 2023 and 2022

	2023	2022
Assets		
Current Assets:		
Cash	$ 50,000	$ 8,500
Accounts Receivable	0	0
Total Assets	$ 50,000	$ 8,500
Liabilities & Member's Equity		
Liabilities	$ 0	$ 0
Member's Equity	50,000	8,500
Total Liabilities & Member's Equity	$ 50,000	$ 8,500

The accompanying notes are an integral part of these financial statements.

Note A – Summary of Significant Accounting Policies

Business Activity

McLean Securities, LLC (the "Company") provides investment banking services and is a wholly owned subsidiary of The McLean Group, LLC (the "Group"). Investment banking services are provided in connection with the Group, which is a middle market investment bank that provides mergers and acquisitions ("M&A") and business valuation services.

M&A services include comprehensive financial advisory services to companies executing a merger, acquisition, or divestiture, or exploring capital solutions to fund growth. In addition to sell-side representations, we also provide buy-side support, and we advise on debt and equity recapitalizations, including management buyouts, formation of employee stock ownership plans (ESOPs), raising capital, and other corporate finance transactions. The majority of M&A revenue consists of fees paid upon the successful completion of a transaction. Such contingent success fees are often considered security commissions earned from regulated transactions. These commission fees from our transactions are cleared through the Company, a registered broker/dealer.

Revenue Recognition

Investment banking revenues recognized by the Company include commission fees earned from providing merger and acquisition and advisory services, primarily from the purchase or sale of a business. Commission fees are contingent on closing the respective transaction. Commission fees are recognized when received upon the completion of a transaction. Commission fees from transactions where the Company may act as an agent as opposed to a principal under U.S. GAAP are recorded net of any commission expense.

The Company uses accrual basis accounting for financial statement reporting purposes and cash basis for income tax reporting purposes.

Regulatory

The Company is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy regulatory requirements. The Company's registration as a broker-dealer with FINRA and the Securities and Exchange Commission ("SEC") became effective on October 27, 2000. The Company does not trade retail securities and does not have custody of client accounts.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the SEC Customer Protection Rule ("Rule 15c3-3"). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2023, and 2022, the Company had net capital as defined of $50,000 and $8,500, respectively, which was in excess of its required net capital requirement of $5,000.

Cash Equivalents, Securities and Credit Risk

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. Securities owned are carried at fair value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. The Company did not hold any securities as of December 31, 2023, and 2022.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments as of December 31, 2023, and 2022 does not differ materially from the aggregate carrying values recorded in the accompanying financial statements. Estimated fair values are determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment can be required in interpreting market data to develop such fair value estimates, and, accordingly, such estimates are not necessarily indicative of the amounts that the Company may realize in a current market exchange.

Note B – Income Taxes

The Company is organized as a limited liability company and is considered a disregarded entity for income tax reporting purposes. For income tax purposes, revenue and expenses are reported by the Group, its parent company, which is a limited liability company taxed as a partnership. Accordingly, no provision has been recorded for federal and state income taxes.

Management has evaluated the Company's tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions as of December 31, 2023, and 2022, which required disclosure or recognition.

Generally, the Group's tax returns remain open for three years for federal income tax examination and four years for state income tax examination.

Note C – Related Party Transactions

The Company has an agreement with the Group that the Group will pay all operating and non-operating expenses in connection with the Company's business, except for direct commission payments to registered representatives, which the broker-dealer is required to pay under formal agreements with investment bankers. The Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2023 and 2022, capital transfers made to the Group totaled $8,938,275 and $4,590,515 respectively.

Note D – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 21, 2024, which is the date the financial statements were available to be issued. .

MCLEAN SECURITIES, LLC

Supplementary Information

December 31, 2023 and 2022

McLean, Virginia

The accompanying notes are an integral part of these financial statements.

CSTGROUP

CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
McLean Securities, LLC
McLean, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McLean Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which McLean Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provision) and (2) McLean Securities, LLC stated that McLean Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. McLean Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McLean Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

Reston, Virginia
February 21, 2024

10740 Parkridge Boulevard Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

The McLean Group

MERGERS & ACQUISITIONS | BUSINESS VALUATIONS

January 17, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Exemption Report
SEA Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

McLean Securities is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2023.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

____
Signature

____Mitch Martin__________
Print Name

_______Principal__________
Title